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SEC MAIL PROCESSING
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FEB 2 8 2006
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199
SECTION

SECURITIES AND EXCHANGE COMMISSION

06004945

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SEC FILE NUMBER
8-~~121699~~ 65439

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Contemporary Financial Solutions, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Australian Avenue South, Suite 1800
(No. and Street)

West Palm Beach (City) — Florida (State) — 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Poff, Jr. — (561) 835-4100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 S. Biscayne Blvd., Suite 400 (Address) — Miami (City) — Florida (State) — 33131 (Zip Code)

PROCESSED
MAY 1 1 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, John Poff, swear that, to the best of my knowledge and belief, the accompanying financial statements pertaining to Contemporary Financial Solutions, Inc. (the "Company") for the years ended December 31, 2005 and 2004 and Supplemental Schedule as of December 31, 2005 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Poff
Signature

2/22/06
Date

Chief Executive Officer, President and Treasurer
Title

Subscribed and sworn to before me this 22nd day of February, 2006.

Patricia Starke
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
PATRICIA STARKE
MY COMMISSION # DD 433174
EXPIRES: August 10, 2009
Bonded Thru Budget Notary Services

Original Signature

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2248
USA

Tel: +1 954 728 3800
Fax: +1 954 728 3838
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Contemporary Financial Solutions, Inc.:

We have audited the following financial statements of Contemporary Financial Solutions, Inc. (the "Company"), a wholly owned subsidiary of Mutual Service Corporation, as of and for the years ended December 31, 2005 and 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

The supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the financial statements taken as a whole.

Deloitte + Touche LLP

February 22, 2006

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
ASSETS:		
Cash and cash equivalents	$ 732,262	$ 691,733
Accounts receivable		69,564
Property—net		12,123
Other assets	71,314	79,239
TOTAL	$ 803,576	$ 852,659
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Due to parent	$ 58,388	$ 189,700
Accrued liabilities	198,006	154,474
Deferred tax liability	5,751	3,723
Total liabilities	262,145	347,897
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value—200,000 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	999,000	999,000
Accumulated deficit	(458,569)	(495,238)
Total stockholder's equity	541,431	504,762
TOTAL	$ 803,576	$ 852,659

See notes to financial statements.

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Commissions:		
Variable products	$ 517,372	$ 241,254
Mutual funds	312,211	204,706
Total commissions	829,583	445,960
Other revenue	243,928	156,003
Interest income	19,888	7,176
Total revenues	1,093,399	609,139
OPERATING EXPENSES:		
Commissions	467,212	248,708
General and administrative	349,116	338,941
Employee compensation and benefits	115,744	130,323
Registration fees	79,312	67,044
Depreciation	12,123	16,309
Rent expense	2,662	2,657
Professional services	52	380
Total operating expenses	1,026,221	804,362
INCOME (LOSS) BEFORE INCOME TAXES	67,178	(195,223)
PROVISION (BENEFIT) FOR INCOME TAXES	30,509	(81,999)
NET INCOME (LOSS)	$ 36,669	$ (113,224)

See notes to financial statements.

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE—December 31, 2003	100,000	$ 1,000	$ 999,000	$ (382,014)	$ 617,986
Net loss				(113,224)	(113,224)
BALANCE—December 31, 2004	100,000	1,000	999,000	(495,238)	504,762
Net income				36,669	36,669
BALANCE—December 31, 2005	100,000	$ 1,000	$ 999,000	$ (458,569)	$ 541,431

See notes to financial statements.

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 36,669	$ (113,224)
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:		
Depreciation	12,123	16,309
Deferred income taxes	2,028	(2,310)
Changes in assets and liabilities:		
Accounts receivable	69,564	45,138
Other assets	7,925	(20,799)
Due to parent	(131,312)	(10,397)
Accrued liabilities	43,532	81,165
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	40,529	(4,118)
CASH AND CASH EQUIVALENTS—Beginning of year	691,733	695,851
CASH AND CASH EQUIVALENTS—End of year	$ 732,262	$ 691,733

See notes to financial statements.

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Contemporary Financial Solutions, Inc. (the "Company") was incorporated in the state of Delaware on April 29, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). As a broker-dealer, the Company offers services to a network of independent contractor registered representatives throughout the United States and focuses primarily on the sale of mutual funds and variable insurance products.

The Company is wholly owned by Mutual Service Corporation ("MSC"), a broker-dealer registered with the SEC and NASD. MSC is a subsidiary of Pacific Select Distributors, Inc., which is a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). Pacific Life's immediate parent is Pacific LifeCorp.

Effective January 1, 2006, Pacific Life formed a new wholly owned subsidiary, Pacific Select Group, LLC. ("PSG"), a Delaware limited liability company, and contributed all entities and business activities relating to the ownership of PSD's subsidiaries to PSG. As a result, MSC became a wholly owned subsidiary of PSG as of January 1, 2006.

The Company claims exemption from the Customer Protective Rule (Rule 15c3-3) of the SEC based on its limited business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Accounts Receivable—In 2004, accounts receivable represented taxes receivable from its Parent.

Fair Value of Financial Instruments—The carrying amount of accounts receivable, other assets, due to parent and accrued liabilities, approximates fair value due to the short maturity of those instruments.

Property—Property is carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which is three years. Property is comprised of computer and computer-related equipment at December 31, 2004.

Long-Lived Assets—In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated discounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

Other Revenue—Other revenue primarily consists of representative reimbursements for insurance and registration fees.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in variable products and mutual funds revenues and commissions expenses in the statements of income (loss).

Income Taxes—The Company's operations are included in the consolidated Federal income tax return of Pacific Mutual Holding Company, the Company's ultimate parent. The Company is allocated an expense (benefit) under a tax-sharing arrangement based principally on the effect of including its operations in the provision. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal element of deferred income taxes is depreciation.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that covers substantially all employees and is provided by Pacific Life. Generally, employees ("Participants") who have one month of continuous employment are eligible to participate in the Contribution Plan. Participants may contribute 2% to 35% of their before-tax commissions or compensation in each pay period. Matching contributions are made in the form of common stock of Pacific LifeCorp through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of the Participant's before-tax contributions up to the Internal Revenue Service maximum allowable amount. The Company contributed $4,944 and $879 to the Contribution Plan for the years ended December 31, 2005 and 2004, respectively.

The Company's employees and officers are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. During the years ended December 31, 2005 and 2004, the Company's contribution to the Pension Plan was $0 and $3,916, respectively.

4. INCOME TAXES

Deferred income taxes as of December 31, 2005 and 2004, are as follows:

	2005	2004
Deferred tax liabilities—depreciation	$ (5,751)	$ (3,723)

The components of the provision (benefit) for income taxes for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004
Current:		
Federal	$ 23,632	$ (57,117)
State	4,849	(22,572)
Total current	28,481	(79,689)
Deferred:		
Federal	1,683	(1,917)
State	345	(393)
Total deferred	2,028	(2,310)
Total provision (benefit) for income taxes	$ 30,509	$ (81,999)

A reconciliation of income taxes at the Federal statutory rate to the provision (benefit) for income taxes for the years ended December 31, 2005 and 2004, is as follows:

	2005		2004	
	Amount	Rate	Amount	Rate
Federal statutory rate	$ 23,512	35.0 %	$ (68,328)	(35.0)%
State income taxes—net of Federal income tax benefit	2,927	4.4	(15,083)	(7.7)
Other	4,070	6.0	1,412	0.7
Total provision (benefit) for income taxes and effective tax rate	$ 30,509	45.4 %	$ (81,999)	(42.0)%

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net regulatory capital of $456,320, which was $438,844 in excess of its required net capital of $17,476. At December 31, 2004, the Company had net regulatory capital of $330,436, which was $307,243 in excess of its required net capital of $23,193. At December 31, 2005 and 2004, the Company's ratio of aggregate indebtedness to net capital was .57 and 1.05, respectively, times its net capital.

6. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with MSC. At December 31, 2005 and 2004, the Company had $58,388 and $189,700, respectively, payable to MSC relating to various expenses paid by MSC on the Company's behalf and is recorded in the statements of financial condition as due to parent. For the years ended December 31, 2005 and 2004, expenses incurred by the Company and paid by MSC were $157,989 and $92,513, respectively.

7. COMMITMENTS AND CONTINGENCIES

Litigation—The Company, from time to time, may be subject to lawsuits arising in the ordinary course of business. At December 31, 2005 and 2004, the Company was not a defendant in any lawsuits.

Financial Instruments With Off-Balance Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

* * * * * *

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

STOCKHOLDER'S EQUITY	$ 541,431
DEDUCT NONALLOWABLE ASSETS—	
Other assets	71,314
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	470,117
DEDUCT—HAIRCUTS ON MONEY MARKET FUNDS	(13,797)
NET CAPITAL	$ 456,320
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Due to parent	$ 58,388
Accrued liabilities	198,006
Deferred tax liability	5,751
TOTAL AGGREGATE INDEBTEDNESS	$ 262,145
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 17,476
Net capital in excess of requirement	438,844
NET CAPITAL	$ 456,320
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.57

NOTE: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited Focus Report, Part IIA, Form X17a-5, as of December 31, 2005.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2248
USA

Tel: +1 954 728 3800
Fax: +1 954 728 3838
www.deloitte.com

February 22, 2006

To the Board of Directors of
Contemporary Financial Solutions, Inc.:

In planning and performing our audit of the financial statements of Contemporary Financial Solutions, Inc. (the "Company") for the year ended December 31, 2005, on which we issued our report dated February 22, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP